

Rule 12g3-2(b) File Number: ~~82-5237~~

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

April 30th, 2003



03022890

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

**Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~**

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of a press release and a letter faxed to the stock exchanges on April 30th, 2003 regarding the results of annual general meeting of the shareholders.

Thank you for your attention.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Sincerely yours,

Jingzhong Zhang
Company Secretary
Zhejiang Expressway Co., Ltd.

19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code: 310007

Tel: 86-571-8798 7700
Fax: 86-571-8795 0329

Cc: Ms. Gigi Lau – Herbert Smith, (852) 2845 9099

Rule 12g3-2(b) File Number: 82-5237



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

To: Business Editors

[FOR IMMEDIATE RELEASE]

## Resolutions Approved at the Annual General Meeting

(Hong Kong, April 30th, 2003) – Zhejiang Expressway Co., Ltd. ("Zhejiang Expressway" or the "Company") (HKEx code: 576; LSE code: ZHEH; ADR: ZHEXY) announced that an annual general meeting ("AGM") was held today, and approved, among other things, the resolutions for the distribution of the final dividend for the year 2002, the widening project of the Shanghai-Hangzhou-Ningbo Expressway, and a general mandate to the board of directors to allot or issue not more than 20 percent of each of the existing issued domestic shares and overseas listed foreign shares ("H Shares") in the capital of the Company.

With regard to the distribution of the final dividend of the Company for the year ended December 31st, 2002 in the amount of RMB0.09 per share, the register of members of the Company ("Register of Members") was closed from March 29th, 2003 to April 30th, 2003 (both days inclusive). Holders of H shares of the Company ("H Shares") whose name appeared in the Register of Members on April 3rd, 2003 are entitled to the said final dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Remminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the final dividend is therefore HK$1.00 to RMB 1.06096.

The final dividend of RMB0.09 or HK$0.08483 per share is expected to be payable to holders of the H Shares of the Company on or before May 28th, 2003.

Established in 1997, Zhejiang Expressway Co., Ltd. is regarded by the Zhejiang Provincial Government as its main enterprise for investing in, constructing and operating expressways and Class 1 roads in Zhejiang Province. The Company has concession rights to operate the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway for a period of 30 years.

*~ End ~*

For further information, please contact:

Mr. Gabriel Yu / Mr. Tony Zheng
Zhejiang Expressway Co., Ltd.
Tel: (86571) 8798 7700
Fax: (86571) 8795 0329

Ms. Huiru Wu / Ms. Fiona Sze
Zhejiang Expressway Co., Ltd.
HK Representative Office
Tel: (852) 2537 4295
Fax: (852) 2537 4293



Rule 12g3-2(b) File Number: 82-5237

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

April 30th, 2003

To: Hong Kong Stock Exchange
Information Service Department — By fax only: (852) 2877 6987

To: London Stock Exchange
Regulatory News Service — By fax only: (44) 20 7588 6057

To: Berlin Stock Market — By fax only: (49 30) 59 00 84-20

## Dividend Declaration

Zhejiang Expressway Co., Ltd. (the "Company") held an annual general meeting today (April 30th, 2003), and approved, among other things, the resolution for the distribution of the final dividend of the Company for the year ended December 31st, 2002 in the amount of RMB0.09 per share.

The register of members of the Company ("Register of Members") was closed from March 29th, 2003 to April 30th, 2003 (both days inclusive). Holders of overseas listed foreign shares of the Company ("H Shares") whose name appeared in the Register of Members on April 3rd, 2003 are entitled to the said final dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Renminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the final dividend is therefore HK$1.00 to RMB1.06096.

The final dividend of RMB0.09 or HK$0.08483 per share is expected to be payable to holders of the H Shares of the Company on or before May 28th, 2003.

For and on behalf of
**Zhejiang Expressway Co., Ltd.**

**Jingzhong Zhang**
Company Secretary

Copy to: Mr. Michael Ngai – Cazenove Asia Limited, +852-2530 9492
Ms. Gigi Lau – Herbert Simth, +852-2845 9099

中国・杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center,15 Shuguang Rd, Hangzhou P.R. China
总机Tel: 798 5588 传真Fax: 86-571-798 5599 网址http://www.zjec.com.cn